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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October 1998

                            DENISON INTERNATIONAL plc
                          -----------------------------
                 (Translation of registrant's name into English)











                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)




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                  DENISON INTERNATIONAL PLC REPORTS RESULTS FOR
                          THIRD QUARTER AND NINE MONTHS
                  ---------------------------------------------

MARYSVILLE, Ohio, October 28 - Denison International plc (NASDAQ: DENHY) announced today its financial results for the third quarter and nine months ended September 30, 1998.

For the current three months ended September 30, 1998, the Company's net sales decreased 5.9% to $34.0 million, from $36.2 million in the third quarter of 1997. Restated, net sales (at 1997 third quarter exchange rates) for the current third quarter were $34.5 million, a 4.7% decrease over the comparable 1997 period. The decrease in net sales is attributed to the impact of the current economic conditions in the Asian market, and, in turn, slower sales to North American customers who have substantial exports to the Asian markets, combined with the effects of military sales achieved in 1997, nonrecurring in 1998. The lower sales in the Asian and North American markets were partially offset by strong sales in the European markets.

Net income was $4.2 million, or $.38 per diluted share, for the third quarter of 1998, compared to net income of $5.6 million and diluted earnings per share of $.51 for the comparable period in 1997. The third quarter of 1997 included a gain from the sale of property in Germany of $2.1 million, and, after adjusting third quarter 1997 results for this non-recurring item, third quarter 1998 net income of $4.2 million represents a $0.8 million or 22.2% increase over 1997. Third quarter 1998 profits from continuing operations were strong, despite the lower revenues realized, resulting from the effects of continued manufacturing and operating cost efficiencies consistent with the company's overall business strategy, combined with a continued favorable product mix of the company's higher margin hydraulic vane pump product line. In addition, the company recorded adjustments to certain reserves and accruals in the third quarter of 1998, reflecting normal changing business conditions. These adjustments had little impact on year-to-date 1998 results. Also favorably impacting net income in the third quarter 1998 versus 1997 was interest income. Net income was also impacted by a higher effective tax rate for the third quarter 1998 of 26.0% versus 23.5% for third quarter 1997, as a result of the full utilization of net operating losses in the Company's U.S. subsidiary in 1997, unavailable for 1998.

Operating income in the third quarter 1998 increased by 3.9% versus 1997 reflecting cost controls in operating expenses. Operating margin of 15.5% for the third quarter 1998 was favorable to the same period 1997 margin of 14.1%.

For the quarter ended September 30, 1998, gross profit decreased by 4.7% to $12.9 million, from $13.6 million in the same period 1997. Gross margin for the third quarter 1998 of 38.0% was favorable to the gross margin of 37.5% for the same period 1997, reflecting implemented cost improvements in the Company's manufacturing facilities.

Year-to-date 1998 net sales of $106.7 million declined by $4.5 million or 4.1% versus the same period 1997. Restated, net sales (at year-to-date 1997 exchange rates) for the first nine months of 1998 were $110.4 million, $0.8 million or 1% lower than in 1997.




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Year-to-date 1998 net income decreased by $1.1 million, or 7.7% to $12.9 million, or $1.16 per diluted share, versus 1997 net income of $14.0 million, or $1.30 per diluted share. After adjusting 1997 results for the non-recurring gain on sale of property of $2.1 million, year-to-date 1998 net income of $12.9 million was $1.0 million or 8.4% favorable to 1997. Strength in the company's higher margin hydraulic vane pump product line, combined with continuing manufacturing and operational cost improvements, were the primary reasons for the strong profits realized. The increase in net income was impacted by a higher effective tax rate for 1998 of 27.4% versus 22.9% for 1997.

Operating earnings year-to-date 1998 were $16.9 million representing a $ 1.0 million or 6.6% increase versus the first nine months of 1997. Operating margin of 15.8% for year-to-date 1998 was 1.5 points higher than the comparable period last year. Despite the lower sales revenues realized, gross profit in the current year to date period rose by $0.2 million to $40.9 million. Year-to-date 1998 gross margin of 38.3% was 1.7 points higher than 1997's gross margin of 36.6%.

Commenting on the results, David Weir, President and CEO, stated, "Our efforts to reduce costs and improve operating efficiencies resulted in strong profits and margins for the third quarter and year-to-date 1998, despite the adverse affect on net sales from the current economic conditions in Asia, the strengthening U.S. dollar and, in turn, soft sales in the North American market. While I am concerned about our ability to increase sales in the 4th quarter versus 1997, given the adverse impacts on volume, all Denison International employees, including myself, will continue to seek out and implement new ways to reduce costs and improve operating efficiencies to achieve our current year and long term profit and growth goals."

Denison International plc designs, manufactures, distributes and services highly engineered fluid power systems and components. Denison distributes its products and services globally to a diverse group of original equipment manufacturers and end users in a broad array of industrial applications, including machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                (Tables Follows)




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                            DENISON INTERNATIONAL plc
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)



                             Three Months                  Nine Months
                          Ended September 30,          Ended September 30,

                            1998         1997          1998          1997
                         ---------    ---------     ----------    ----------
USD-(000's)
Net Sales                $  34,016    $  36,163     $  106,730    $  111,244
Cost of Sales               21,096       22,601         65,868        70,543
                         ---------    ---------     ----------    ----------
   Gross Profit             12,920       13,562         40,862        40,701
SG&A                         7,633        8,472         23,961        24,846
                         ---------    ---------     ----------    ----------
   Operating Income          5,287        5,090         16,901        15,855
Other Income                     -        2,151              -         2,175
Net Interest Income            408           80            900           130
                         ---------    ---------     ----------    ----------
   Income Before Taxes       5,695        7,321         17,801        18,160
Tax Provision                1,483        1,724          4,882         4,159
                         ---------    ---------     ----------    ----------
   Net Income            $   4,212    $   5,597     $   12,919    $   14,001
                         =========    =========     ==========    ==========


Basic Earnings
  per Share              $    0.38    $    0.52     $     1.17    $     1.32

Diluted Earnings         $    0.38     $   0.51      $    1.16     $    1.30
  per Share






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                            DENISON INTERNATIONAL plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                       September 30,         December 31,
                                           1998                  1997
                                       -------------         ------------
Current Assets:
  Cash & cash equivalents              $     34,557          $     30,337
  Accounts receivable, net                   28,921                29,212
  Inventories                                36,729                28,182
Other current assets                          3,577                 3,327
                                       ------------          ------------
      Total current assets                  103,784                91,058
  Property, plant and equipment, net         19,998                14,948
Other assets                                  1,822                 1,487
                                       ------------          ------------
      Total assets                     $    125,604          $    107,493
                                       ============          ============

Current Liabilities:
  Notes payable to bank                $        411          $      1,472
  Accounts payable and
   other current liabilities                 29,909                25,752
                                      -------------          ------------
     Total current liabilities               30,320                27,224
Noncurrent liabilities                       21,060                20,717

Shareholders equity:
  Retained earnings                          71,034                58,115
  Other shareholders equity                   3,190                 1,437
                                      -------------          ------------
     Total shareholders equity               74,224                59,552
     Total liabilities and
      shareholders equity               $   125,604          $    107,493
                                     ==============          ============





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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DENISON INTERNATIONAL plc

                                            By: /s/ Bruce A. Smith
                                                ----------------------
                                                    Bruce A. Smith
                                                    Chief Financial Officer

Dated: October 29, 1998







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